United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 1-35934

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of the Registrant as specified in the charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-233960).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the six months ended June 30, 2019.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2018 (File No. 001-35934), filed with the U.S. Securities and Exchange Commission on April 24, 2019.

-i-

FORWARD-LOOKING INFORMATION

Some of the information contained or incorporated by reference in this report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to:

•	effects on our company from changes in our relationship with or among our affiliated companies;

•	effects on our company’s points of sale performances from changes in economic conditions and consumer preferences;

•	changes or interruptions in our information technology systems;

•	effects on our company from changes to our various suppliers’ business and demands;

•	competition;

•	significant developments in Mexico and the other countries where we operate;

•	our ability to implement our business expansion strategy, including our ability to successfully integrate mergers and acquisitions we have completed in recent years; and

•

economic or political conditions or changes in our regulatory or legal environment, including the impact of existing laws and regulations, changes thereto or the imposition of new tax, environmental, health, energy, foreign investment and/or antitrust laws or regulations impacting our business, activities and investments.

Forward-looking statements involve inherent risks and uncertainties. We caution you not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed under “Risk Factors” in our most recent annual report on Form 20-F and include economic and political conditions and government policies in the countries in which we operate, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

PRESENTATION OF INFORMATION

Certain Defined Terms

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. “FEMSA units” consist of FEMSA BD units and FEMSA B units. Each FEMSA BD unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B unit is comprised of five Series B Shares. The number of FEMSA units outstanding as of June 30, 2019 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

Currency

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 19.2089 to U.S. $1.00, which was the noon buying rate for Mexican pesos per U.S. dollar as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates for June 28, 2019.

Rounding

Certain figures included in this report have been rounded for ease of presentation. Percentage figures included in this report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

OPERATING AND FINANCIAL REVIEW – SECOND QUARTER 2019

The following is a summary and discussion of our unaudited interim condensed consolidated financial information as of and for the six months ended June 30, 2019 and 2018. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2018.

In the opinion of our management, the unaudited interim condensed consolidated interim financial information discussed below is prepared in compliance with International Accounting Standards 34, Interim Financial Statements (“IAS 34”) and includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2018, except for those adjustments related to IFRS 16 – “Leases” (“IFRS 16”), which we adopted beginning on January 1, 2019.

Interim Condensed Consolidated Financial Data

	For the six months ended June 30,
	2019(1,2)				2018(3,4,5,6)
	(in millions)
	(unaudited)
Interim Condensed Consolidated Income Statement
Total revenues	U.S.$	12,722	Ps.	244,371	Ps.	226,939

Cost of goods sold		7,995		153,579		143,652

Gross profit		4,727		90,792		83,287

Administrative expenses		496		9,519		8,513
Selling expenses		3,071		58,992		55,299
Other income		41		784		605
Other expenses		120		2,303		1,868
Interest expense		363		6,970		1,867
Interest income		80		1,528		1,254
Foreign exchange loss (gain), net		98		1,879		(701)
Monetary position gain, net		—		2		—
Market value loss on financial instruments		1		20		326

Income before income taxes from continuing operations and share of the profit of equity accounted investees		699		13,423		14,963
Income taxes		214		4,109		4,821
Share of the profit of equity accounted investees, net of tax(7)		159		3,052		2,999
Net income from continuing operations		644		12,366		13,141
Net income from discontinued operations		—		—		166

Consolidated net income	U.S.$	644	Ps.	12,366	Ps.	13,307

Controlling interest from continuing operations		450		8,639		9,718
Non-controlling interest from continuing operations		194		3,727		3,423

Controlling interest from discontinued operations		—		—		132

Non-controlling interest from discontinued operations		—		—		34

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 19.2089 to U.S.$ 1.00 solely for the convenience of the reader.
(2)	We have initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach under which the comparative information is not restated.
(3)	Includes results of Corporación FYBECA GPF (“Corporación GPF”), which FEMSA Comercio indirectly acquired in April 2019.
(4)	Revised to reflect the discontinued operations of Coca-Cola FEMSA Philippines, Inc.
(5)

Includes one-month results of Café del Pacífico, S.A.P.I. de C.V. (“Caffenio”) in which FEMSA acquired an additional 10% equity interest, reaching a controlling interest of 50%, through an agreement with other shareholders assuming control of the subsidiary.

(6)

The information herein was not restated with the adjustment, which was not material, to reflect the financial information of FEMSA’s subsidiary in Argentina that operates in a hyperinflationary economic environment.

(7)

Includes results of Guatemalan Company Alimentos y Bebidas Atlántida, S.A. and results of Comercializadora y Productora de Bebidas Los Volcanes S.A., acquisitions that were included in our consolidated results beginning in May 2018.

	As of June 30, 2019				As of December 31, 2018(1)
	(in millions)
	(unaudited)
Interim Condensed Consolidated Statements of Financial Position
Assets:
Cash and cash equivalents	U.S.$	3,669	Ps.	70,472	Ps.	62,047
Investments		1,111		21,340		30,924
Trade accounts receivables, net		1,364		26,222		28,164
Inventories		1,949		37,438		35,686
Other current assets		1,140		21,884		20,786
Total current assets		9,233		177,356		177,607
Equity accounted investees		4,938		94,855		94,315
Property, plant and equipment, net		5,766		110,750		108,602
Right of use assets, net		2,619		50,307		—
Intangible assets, net(2)		7,711		148,116		145,610
Other non-current assets		2,635		50,629		50,247

Total assets	U.S.$	32,902	Ps.	632,013	Ps.	576,381

Liabilities & Equity:
Bank loans and notes payable		201		3,866		2,436
Current portion of debt		859		16,494		11,238
Current portion of lease liabilities		308		5,919		—
Interest payable		39		747		964
Other current liabilities		5,196		99,808		86,826
Total current liabilities		6,603		126,834		101,464
Bank loans and notes payable(3)		5,357		102,900		114,990
Long-term lease liabilities		2,365		45,426		—
Post-employment benefits		247		4,744		4,699
Provisions and other non-current liabilities		1,061		20,387		19,686

Total liabilities		15,633		300,291		240,839
Total equity		17,269		331,722		335,542

Total liabilities and equity	U.S.$	32,902	Ps.	632,013	Ps.	576,381

(1)	Year-end data for 2018 is provided for comparative purposes as allowed by IAS 34.
(2)	Includes mainly the intangible assets generated by acquisitions.
(3)	Includes the effect of derivative financial instruments on long-term debt.

Consolidated Results of Operations for the Six Months Ended June 30, 2019 and 2018

As of January 1, 2019, we adopted IFRS 16 across all our business units. The impact of adopting IFRS 16 on our consolidated statement of financial position includes the recognition of a right-of-use asset measured at an amount equal to the lease liability at the adoption date. We have not restated prior periods to give effect to IFRS 16 because we elected the modified retrospective approach in our adoption of this new standard, so the comparison of our results of operations for the six months ended June 30, 2019 with the corresponding period of the previous year is affected by the adoption of IFRS 16.

Total Revenues

Total revenues for the first six months of 2019 increased by 7.7% to Ps. 244,371 million, compared to the first six months of 2018. This increase principally reflects growth across all business units. Coca-Cola FEMSA’s revenues for the first six months of 2019 increased by 6.5% to Ps. 94,444 million, compared to the first six months of 2018. This increase was driven mainly by price increases above inflation and revenue management initiatives across Coca-Cola FEMSA’s territories, volume growth in Brazil, the consolidation of recently acquired territories in Guatemala and Uruguay and a favorable product mix effect. These factors were partially offset by the negative translation effect resulting from the depreciation of all of Coca-Cola FEMSA’s operating currencies as compared to the Mexican Peso, combined with volume declines in Argentina, Colombia and Mexico. FEMSA Comercio’s Proximity Division’s revenues for the first six months of 2019 increased by 10.4% to Ps. 88,440 million, compared to the first six months of 2018. This increase was driven mainly by the opening of 1,312 net new stores during the period combined with an average increase of 4.8% in same-store sales. FEMSA Comercio’s Health Division’s revenues for the first six months of 2019 increased by 8.4% to Ps. 28,004 million, compared to the first six months of 2018. This increase was driven mainly by the opening of 810 net new stores, partially offset by a decline of 0.7% in same-store sales. These figures reflect the consolidation of Corporación GPF in Ecuador in April 2019. FEMSA Comercio’s Fuel Division’s revenues for the first six months of 2019 increased by 5.3% to Ps. 23,268 million, compared to the first six months of 2018. This increase was driven mainly by the addition of 42 total net new stations in the last twelve months, partially offset by a 3.6% decrease in same-station sales.

Gross Profit

Gross profit for the first six months of 2019 increased by 9.0% to Ps. 90,792 million, compared to the first six months of 2018. Gross margin increased 50 basis points to 37.2% of total revenues compared to the first six months of 2018. The increase principally reflects strong margin expansion at FEMSA Comercio’s Proximity Division resulting from (i) sustained growth of the services category including income from financial services, (ii) healthy trends in our commercial income activity, (iii) increased and more efficient promotional programs with our key supplier partners and (iv) the consolidation of Caffenio. This increase was partially offset by a gross margin contraction at (a) Coca-Cola FEMSA resulting from (i) higher concentrate costs in Mexico, (ii) higher concentrate costs in Brazil resulting from the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, (iii) higher PET prices during the first quarter of 2019 across most of Coca-Cola FEMSA’s operations and (iv) the depreciation in the average exchange rate of most of Coca-Cola FEMSA’s operating currencies as applied to Coca-Cola FEMSA’s U.S.dollar-denominated raw material costs and (b) the Health Division resulting from (i) a high comparison base in our operations in South America, where gross margin increased above trend in the first half of 2018, (ii) new pricing regulations in Colombia and (iii) increased promotional activity in Chile.

Administrative Expenses

Administrative expenses for the first six months of 2019 increased by 11.8% to Ps. 9,519 million, compared to the first six months of 2018. As a percentage of total revenues, administrative expenses increased 10 basis points, from 3.8% during the first six months of 2018 to 3.9% during the first six months of 2019. This increase principally reflects growth in FEMSA Comercio’s Proximity and Health Divisions, as well as at Coca-Cola FEMSA.

Selling Expenses

Selling expenses for the first six months of 2019 increased by 6.7% to Ps. 58,992 million, compared to the first six months of 2018. As a percentage of total revenues, selling expenses decreased 30 basis points, from 24.4% during the first six months of 2018 to 24.1% during the first six months of 2019. This increase in total selling expenses principally reflects (i) our continuing and gradual shift from commission-based store teams to employee-based store teams at FEMSA Comercio’s Proximity Division, (ii) higher wages and improved compensation structures for our in-station personnel aimed at reducing turnover in a tight labor market at FEMSA Comercio’s Fuel Division and (iii) the consolidation of Corporación GPF at FEMSA Comercio’s Health Division.

Other Income

Other income for the first six months of 2019 increased by 29.6% to Ps. 784 million, compared to the first six months of 2018. This increase principally reflects foreign exchange gains from working capital accounts.

Other Expenses

Other expenses for the first six months of 2019 increased by 23.4% to Ps. 2,303 million, compared to the first six months of 2018. This increase principally reflects severance expenses resulting from restructuring programs at Coca-Cola FEMSA.

Comprehensive financing result

Comprehensive financing result, which includes interest income and expense, foreign exchange loss (gain), net, monetary position gain (loss) and market value gain (loss) on financial instruments, increased to Ps. 7,339 million during the first six months of 2019 from Ps. 3,250 million during the first six months of 2018. This increase principally reflects a foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso, and by other financial expenses related to higher interest expenses. This increase was enough to offset an interest income increase of 21.9% to Ps. 1,528 million in the first six months of 2019, compared to Ps. 1,254 million during the first six months of 2018.

Share of the profit of equity accounted investees, net of tax

Share of the profit of equity accounted investees, net of tax for the first six months of 2019 increased 1.8% to Ps. 3,052 million, compared to the first six months of 2018. This increase principally reflects an increase in Heineken’s results.

Income Taxes

Our accounting provision for income taxes for the first six months of 2019 was Ps. 4,109 million as compared to Ps. 4,821 million over the first six months of 2018, resulting in an effective tax rate of 30.6% for the first six months of 2019.

Consolidated Net Income

Consolidated net income for the first six months of 2019 increased by 0.9% to Ps. 12,366 million, as compared to the first six months of 2018. This decrease principally reflects (i) a foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position due to the impact of an appreciation of the Mexican peso and (ii) higher financing expenses. This decrease was partially offset by growth in our income from operations and lower income taxes.

Controlling interest from continuing operations amounted to Ps. 8,639 million in the first six months of 2019, compared to Ps. 9,718 million in the first six months of 2018. Controlling interest from continuing operations during the first six months of 2019 per FEMSA unit was Ps. 2.20 (U.S.$1.15 per ADS).

Total Revenue Summary by Segment Business Units for the Six Months Ended June 30, 2019 and 2018

	For the six months ended June 30,
	2019		2018
	(in millions) (unaudited)
FEMSA Comercio—Proximity Division	Ps.	88,440	Ps.	80,134
FEMSA Comercio—Health Division		28,004		25,834
FEMSA Comercio—Fuel Division		23,268		22,104
Coca-Cola FEMSA		94,444		88,692
Other segments business units		20,149		20,443
Total Consolidated Revenues	Ps.	244,371	Ps.	226,939

(1)

The sum of the financial data for each of our segments differs from our consolidated total revenues due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

The following discussion addresses the financial performance of each of our reportable segments by comparing results for the first six-month period ended 2019 and 2018, respectively.

FEMSA Comercio – Proximity Division

The Proximity Division’s total revenues for the first six months of 2019 increased by 10.4%, compared to the first six months of 2018. This increase in segment operating revenues principally reflects a 5.0% growth in average customer ticket, which was partially offset by a 0.1% decrease in store traffic.

Gross margin reached 39.2% of total revenues for the first six months of 2019, compared to 36.9% for the first six months of 2018. This increase principally reflects (i) sustained growth of the services category including income from financial services; (ii) healthy trends in our commercial income activity; (iii) increased and more efficient promotional programs with our key supplier partners; and (iv) the consolidation of Caffenio.

FEMSA Comercio – Health Division

The Health Division’s total revenues for the first six months of 2019 increased by 8.4%, compared to the first six months of 2018. This increase in segment operating revenues principally reflects positive trends in local currencies across our operations, partially offset by a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean and Colombian pesos in our operations in South America.

Gross margin was 29.3% for the first months of 2019, compared to 30.2% for the first months of 2018. This decrease principally reflects: (i) a strong comparison base in our operations in South America, where gross margin expanded above trend in the second quarter of 2018; (ii) new pricing regulations in Colombia; and (iii) increased promotional activity in Chile. These were partially offset by improved efficiency and more effective collaboration and execution with our key supplier partners in Mexico.

FEMSA Comercio – Fuel Division

The Fuel Division’s total revenues for the first six months of 2019 increased by 5.3%, compared to the first six months of 2018. This increase in segment operating revenues principally reflects growth in the average price per liter, partially offset by a decrease in average volume.

Gross margin reached 10.0% of total revenues for the first six months of 2019, compared to 8.2% for the first six months of 2018.

Coca-Cola FEMSA

Coca-Cola FEMSA’s total revenues for the first six months of 2019 increased by 6.5%, compared to the first six months of 2018. This increase in segment operating revenues principally reflects price increases above inflation and revenue management initiatives across territories, volume growth in Brazil, the consolidation of recently acquired territories in Guatemala and Uruguay and a favorable product mix effect. These factors were partially offset by the negative translation effect resulting from the depreciation of all the company’s operating currencies as compared to the Mexican peso, combined with volume declines in Argentina, Colombia and Mexico.

Coca-Cola FEMSA’s gross margin was 45.6% for the first six months of 2019, compared to 46.3% for the first six months of 2018. This decrease was mainly driven by (i) higher concentrate costs in Mexico, (ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; (iii) higher PET prices during the first quarter of 2019 across most of Coca-Cola FEMSA’s operations; and (iv) the depreciation in the average exchange rate of most of operating currencies as applied to Coca-Cola FEMSA’s U.S. dollar-denominated raw material costs. These effects were partially offset by lower sweetener prices.

Liquidity and Capital Resources

Consolidated Total Indebtedness

Our consolidated total indebtedness, which does not include IFRS 16 lease liabilities, as of June 30, 2019 was Ps. 123,260 million, compared to Ps. 128,664 million as of December 31, 2018. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 20,360 million and Ps. 102,900 million as of June 30, 2019, respectively, compared to Ps. 13,674 million and Ps. 114,990 million, respectively, as of December 31, 2018. Cash and cash equivalents were Ps. 70,472 million as of June 30, 2019, compared to Ps. 62,047 million as of December 31, 2018.

The table below sets forth our contractual obligations of our long-term debt as of June 30, 2019.

Years	Amount
	(in millions)
	(unaudited)
2021	Ps.	10,101
2022		6,317
2023		36,035
2025 and thereafter		50,447

Total	Ps.	102,900

Principal Sources and Uses of Cash

The following is a summary of the principal sources and uses of cash for the six months ended June 30, 2019 and 2018 from our consolidated statement of cash flows:

	For the six months June 30,
	2019		2018
	(in millions)
	(unaudited)
Net cash flows generated by operating activities from continuing operations	Ps.	33,414	Ps.	22,391
Net cash flows (used in) investing activities from continuing operations		(1,492)		(62,758)
Net cash flows (used in) financing activities from continuing operations		(20,260)		(1,171)
Dividends paid		(6,810)		(6,469)

Our net cash generated by operating activities from continuing operations increased by Ps. 11,023 million to Ps. 33,414 million for the six months ended June 30, 2019, compared to Ps. 22,391 million for the six months ended June 30, 2018. This increase in our cash flow was primarily the result of (i) an increase of Ps.7,765 million in our cash flow from operating activities before changes in operating working capital accounts mainly driven by the adoption of IFRS 16, resulting in the removal of rental costs from our operating cash flows in 2019 and (ii) an increase in our cash flow of Ps. 4,614 million derived from decreased payments of trade payables and other current financial liabilities compared to 2018.

Our net cash used in investing activities from continuing operations decreased by Ps. 61,266 million to Ps. 1,492 million for the six months of 2019, compared to Ps. 62,758 million for the six months ended June 30, 2018. This decrease was primarily the result of investment acquisitions of Ps. 59,381 million in 2018, which include variable interest rate government and corporate debt securities.

Our net cash used in financing activities from continuing operations increased by Ps. 19,089 million resulting in an increase in our used cash flow to Ps. 20,260 million for the six months ended June 30, 2019, compared to Ps. 1,171 million for the six months ended June 30, 2018. This increase was primarily the result of (i) a decrease of Ps. 10,765 million from proceeds of borrowings as compared to 2018, (ii) an increase of Ps. 4,249 million related to interest paid on leases and lease payments as compared to 2018 and (iii) an increase of Ps. 3,733 million in payments on bank loans as compared to 2018.

Capital Expenditures

During the first six months of 2019, we used Ps. 10,220 million to fund capital expenditures, which was primarily funded with cash from operations. The amount invested in during the first six months of 2019 was driven by additional investments at FEMSA Comercio, mainly related to the opening of new stores, drugstores and retail service stations.

Hedging Activities

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. The following table provides a summary of the fair value of derivative financial instruments as of June 30, 2019. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

	Fair Value at June 30, 2019
	Maturity less than 1 year		Maturity 1-3 years		Maturity 3-5 years		Maturity in excess of 5 years		Fair Value Asset
	(in millions)
	(unaudited)
Derivative financial instruments net position	Ps.	3,032	Ps.	414	Ps.	7,107	Ps.	52	Ps.	10,605

RECENT DEVELOPMENTS

The information presented below concerns recent developments since the original filing of our annual report on Form 20-F for the year ended December 31, 2018 on April 24, 2019.

MOU with Jetro Restaurant Depot

On September 26, 2019, FEMSA announced that it had entered into a non-binding Memorandum of Understanding (“MOU”) to acquire a minority stake in privately-held Jetro Restaurant Depot (“JRD”) for U.S. $750 million. JRD is a leader in the wholesale business-to-business cash and carry retail foodservice segment in the United States. JRD currently operates over 130 points of sale in the United States under the Jetro Cash and Carry and Restaurant Depot brands. The transaction is subject to the execution of definitive agreements, which is expected to occur in October 2019, and to customary regulatory approvals, which are expected to be obtained in the fourth quarter of 2019.

Joint Venture with Raízen

On August 6, 2019, FEMSA Comercio announced a joint venture agreement with Raízen Conveniências, a Brazilian convenience store operator owned by the Brazilian energy company Raízen. Under this agreement, FEMSA Comercio is expected to acquire a 50% interest in Raízen Conveniências, which currently operates approximately one thousand convenience stores under the Select brand, for R$561 million. The total enterprise value of Raízen Conveniências for the purpose of this transaction was R$1,122 million, free of any debt or cash. The transaction will mark FEMSA’s entry into Brazil’s convenience sector and is expected to close during the second half of 2019, subject to customary regulatory approvals.

Acquisition of Corporación GPF

On April 30, 2019, FEMSA announced that FEMSA Comercio, through its majority-owned subsidiary Socofar, successfully completed the acquisition of Corporación FYBECA GPF (“GPF”), a leading drugstore operator based in Quito, Ecuador, with almost 90 years of solid trajectory, operating more than 620 points of sale nationwide mainly through the Fybeca and SanaSana brands. Such acquisition was not material to our financial condition or results of operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2019

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By:	/s/ Gerardo Estrada Attolini
Name:	Gerardo Estrada Attolini
Title:	Director of Corporate Finance